1331 NW Lovejoy St, Ste. 900 Portland, OR 97209-3280 503.226.1191 Phone 503.226.0079 Fax 503.226.8636 Direct apear@buchalter.com

June 20, 2023

Alyssa Wall/Donald Field

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	aShareX Fine Art, LLC Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted May 3, 2023 Response dated June 13, 2023 CIK No. 0001964674

To Whom It May Concern:

On behalf of aShareX Fine Art, LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter, dated June 13, 2023, relating to the above-captioned Draft Offering Statement on Form 1-A submitted on May 3, 2023 (the “Draft Offering Statement”) and the Company’s letter to the SEC dated May 25, 2023 in response to the correspondence from the SEC dated May 22, 2023. There was one comment from the Staff and it and the Company’s response is set forth below. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Draft Offering Statement.

PREVIOUS SEC Comment dated May 22, 2023

1. It appears that, via the bidding process, you are soliciting pre-qualification commitments. Though Rule 255 permits certain solicitations of interest, it prohibits the solicitation of “any commitment, binding or otherwise, from any person . . . until qualification of the offering statement.” See Rule 255(a). Please revise the structure of the bid process so that you are in compliance with Regulation A.

Alyssa Wall/Donald Field

June 20, 2023

PREVIOUS Company Response to Comment dated May 25, 2023

In response to Comment 1, we would like to clarify our proposed bidding process to emphasize that no bids will become binding until after the relevant offering statement has been qualified.

As discussed in the Draft Offering Statement on Page 35 under “How to Subscribe”, prior to qualification of the offering statement with respect to a particular offering, the Company will post the most recent preliminary offering circular to the Company’s website and interested investors are invited to engage in certain preliminary administrative procedures in preparation for the Auction, including registering their personal information and completing the Auction Agreement. The Auction Agreement in no way commits the investor to participate in the Auction, and does not ask the potential investor to submit any information regarding what bid they intend to submit in the Auction, if they decide to participate. The Auction Agreement strictly sets forth the terms and conditions by which the potential investor would be permitted to participate, if they choose to do so.

If the investor chooses to participate in the Auction, either by submitting a bid at the Auction or through the pre-bidding process discussed below, any bid they submit that is a Winning Bid will be binding provided that the offering statement has been qualified.

Per previous correspondence, no Auction will be held with respect to fractional bidders unless the relevant offering statement has been qualified prior to the Auction and such Auction is to be held within 2 calendar days after qualification of the offering statement. By its very structure, no fractional bidder can participate in the Auction, or be subject to any commitment, unless or until there is qualified offering statement.

If an investor chooses to do so, they may submit a pre-bid with respect to the Auction. This adds convenience for investors who many not be able to participate at the live Auction. This pre-bid will be fully revocable at any time until the later of (1) 24 hours prior to the Auction, and (2) the qualification of the offering statement, which will necessarily be before the Auction if fractional bidders are to participate. Therefore, no investor will be bound prior to qualification. All potential investors will be informed during the pre-bidding process of their right to revoke their bid directly on the platform, via a pre-bid confirmation email to their verified email address and on an email notifying them that the offering statement has been qualified (“Qualification Notification”). The Qualification Notification will also include a link to the final offering statement. Investors will be well aware of the time when such bids will become irrevocable by virtue of the Auction date and time being set in advance and the Qualification Notification.

Furthermore, the Company is not accepting any money or other consideration until a fractional bidder is determined to be the Winning Bidder, which, as described above, can only be determined at the Auction that will take place after qualification.

Alyssa Wall/Donald Field

June 20, 2023

Rule 255 permits the types of indications of interest prior to qualification as described above. This process is in compliance with Rule 255, which permits solicitations of interest and other communications prior to qualification:

•	The Company is not soliciting or accepting money or other consideration until qualification of the offering statement.

•	No person is making any commitment, binding or otherwise, to participate in the Auction or submit a bid into the Auction, until qualification of the offering statement. Until qualification of the offering statement, and in some cases even later, any bid submitted is fully revocable and therefore no commitment to purchase securities is made, unless the bid is not revoked.

•	Any communications with respect to making a pre-bid will include the communications required by Rule 255(b), including a URL to the preliminary offering circular and offering statement in which the preliminary offering circular was filed.

In addition, in order to comply with Rule 251(d)(2)(i)(B), for the first Auction, which will be held prior to the Company being required to file periodic or current reports pursuant to Rule 257(b), pre-bidding will not be permitted during the time period, if any, between 48 hours prior to the Auction and qualification of the offering statement, to ensure that no sale will be made to any person that before qualification of the offering statement indicated interest in purchasing securities in the offering unless they a preliminary offering circular is delivered at least 48 hours before the Auction.

SEC Response dated June 13, 2023

We note your response to comment 1 and disagree with your analysis. Rule 255(a) prohibits the solicitation of any commitment, binding or otherwise, from any person until qualification of an offering statement. It appears that, via the bidding process, you are soliciting pre-qualification commitments that are prohibited by Rule 255(a). In this regard, we note that revocability of the pre-qualification bids doesn’t make these bids permissible solicitation of interests. Please revise the structure of the bid process so that you are in compliance with Regulation A.

Alyssa Wall/Donald Field

June 20, 2023

Company Response

While we continue to maintain that the revocability of pre-qualification bids is compliant with the requirement that pre-qualification indications of interest cannot constitute a commitment, we nonetheless would like to propose an alternative bidding structure that makes it clear there is no such commitment by potential investors. Potential investors will be able to submit non-binding bids—in effect expressions of interest--prior to qualification, similar to the way that bidders may submit bids prior to qualification in offerings conducted by RoyaltyTraders LLC. After the offering statement has been qualified, potential investors that have submitted pre-bids will then be offered to commit to their pre-bid amount and it will only be after this affirmative act of confirmation that such bid will become binding. If they decline, they will not be considered to have made a pre-bid or to have otherwise committed to participate in the auction for any amount. For the avoidance of doubt, no pre-bid will constitute a commitment, or otherwise become binding, unless and until it has been affirmatively confirmed by the investor after the qualification of the offering statement associated with the offering. This alternative structure is consistent with the structure of other qualified offerings, and is fully compliant with Rule 255(a)’s prohibition on the solicitation of any commitment, binding or otherwise, from any person until qualification of an offering statement.

We therefore request that the Staff reconsider their comment in light of the proposed change in structure. If the Staff continues to have concerns with respect to our bidding process, we welcome the opportunity to discuss these concerns further. Please contact me if you have any questions or further comments.

Best regards, BUCHALTER A Professional Corporation

Alison M. Pear
Senior Counsel

cc:	Alan Snyder Eric Arinsburg Nick Thomas